Exhibit 99.1

Cool Company Ltd. Q3 2023 Business Update

HAMILTON, Bermuda--(BUSINESS WIRE)--November 28, 2023--This release includes business updates and unaudited interim financial results for the three ("Q3", "Q3 2023" or the "Quarter") and nine months ("9M 2023") ended September 30, 2023 of Cool Company Ltd. ("CoolCo" or the "Company").

Q3 Highlights and Subsequent Events

  Generated total operating revenues of $92.9 million in Q3, compared to $90.3 million for the second quarter of 2023 ("Q2" or "Q2 2023");
  Net income of $39.21 million in Q3, compared to $44.61 million for Q2, decrease was primarily due to lower unrealized mark-to-market gains on our interest rate swaps;
  Achieved average Time Charter Equivalent Earnings ("TCE")2 of $82,400 per day for Q3, compared to $81,100 per day for Q2;
  Adjusted EBITDA2 of $62.8 million for Q3, compared to $59.9 million for Q2;
  Subsequent to the Quarter, the Company announced that it had entered into sale and leaseback financing arrangements (the “Sale and Leasebacks”) with Huaxia Financial Leasing Co. Ltd for the two state-of-the-art MEGA LNG carriers (the "Newbuilds");
  Declared a dividend for Q3 of $0.41 per share, to be paid to shareholders of record on December 7, 2023.

Richard Tyrrell, CEO, commented:

"In the third quarter, we benefited from strong operational performance, a seasonal uplift on our variable rate contract and the fleet’s fixed-rate, medium- and long-term charter coverage. Additionally, we took measured exposure to the charter market in the form of one vessel that we chose to deploy directly in the spot market while waiting for the right term opportunity. The net result was a sequentially higher TCE level at $82,400 per day. While not currently reaching the levels seen in the months following the Russian invasion of Ukraine, rates in the early fourth quarter have settled in at levels above historic norms for both the industry and for the CoolCo fleet. This provides us upside on legacy contracts as they renew and scope to maintain TCE performance.

"During the second half of 2023, newbuild deliveries have been limited and overall fleet supply has remained well-balanced against demand. The last two newbuilds in the market from independent owners that deliver ahead of CoolCo’s 2024 deliveries have now secured long-term employment, positioning our Newbuilds as both the next in line and some of the only uncommitted newbuilds currently available before 2026. Newbuild pricing has remained elevated relative to historical levels at approximately $260 million per vessel, which along with the current interest rate environment is providing significant support to the long-term charter rates available for newbuilds while also discouraging incremental newbuild orders. Moving forward, a continued strength in gas prices and tightening regulations are expected to put increasing pressure on the large number of remaining steam turbine vessels in the market, likely resulting in heavy scrapping in the coming years.

"As the weather begins to turn colder in the Northern Hemisphere, seasonal support for LNG Carrier demand typically ratchets up. We have thus far seen only limited term chartering activity ahead of the 2023/24 winter market, but with the continued absence of Europe’s traditional supply backstop from Russian pipeline gas and few vessels currently employed as floating storage, the potential for weather events to produce volatility, and thus demand for LNG carriers, is heightened. Ultimately, energy security remains a top priority for many LNG importing nations, and we expect European demand to remain strong and Asian demand to continue its recovery. In the meantime, CoolCo is financially well positioned with $1.5 billion of contracted revenue backlog as of quarter end and built-in near-term earnings growth from its fully financed Newbuilds. We plan to maintain a patient, long-term perspective in our vessel chartering decisions intended to provide attractive returns and well-supported dividends for our shareholders.”

Financial Highlights

The table below sets forth certain key financial information for Q3 2023, Q2 2023, 9M 2023 and the nine month period ended September 30, 2022 ("9M 2022"), split between Successor and Predecessor periods, as defined below.

	Q3 2023	Q2 2023	9M 2023	9M 2022
(in thousands of $, except TCE)	Successor	Successor	Successor	Successor	Predecessor	Total
Time and voyage charter revenues	84,523	82,071	257,761	104,535	37,289	141,824
Total operating revenues	92,901	90,316	281,864	122,723	43,456	166,179
Operating income	48,336	45,484	145,844	62,055	27,728	89,783
Net income [1]	39,170	44,646	153,952	54,431	23,244	77,675
Adjusted EBITDA[2]	62,754	59,894	190,466	75,964	33,473	109,437
Average daily TCE[2] (to the closest $100)	82,400	81,100	82,400	66,500	57,100	63,800

Note: As noted previously, the commencement of operations and funding of CoolCo and the acquisition of its initial tri-fuel diesel electric ("TFDE") LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar LNG Limited ("Golar") were completed in a phased process. It commenced with the funding of CoolCo on January 27, 2022 and concluded with the acquisition of the LNG carrier and FSRU management organization on June 30, 2022, with vessel acquisitions taking place on different dates over that period. Results for the nine months that commenced January 1, 2022 and ended September 30, 2022 have therefore been split between the period prior to the funding of CoolCo and various phased acquisitions of vessel and management entities (the "Predecessor" period) and the period subsequent to the various phased acquisitions (the "Successor" period). The combined results are not in accordance with U.S. GAAP and consist of the aggregate of selected financial data of the Successor and Predecessor periods. No other adjustments have been made to the combined presentation. We cannot adequately benchmark the operating results for the nine month period ended September 30, 2023 against the previous period reported in our comparative unaudited financial information without combining the applicable Successor and Predecessor periods and do not believe that reviewing the results of the periods in isolation would be useful in identifying trends in or reaching conclusions regarding our overall operating performance.

LNG Market Review

The average Japan/Korea Marker gas price ("JKM") for the Quarter was $11.81/MMBtu compared to $11.06/MMBtu for Q2 2023. The Quarter commenced with Dutch Title Transfer Facility gas price ("TTF") at $10.91/MMBtu and quoted TFDE headline spot rates of $69,250 per day. The Quarter concluded with TTF at $12.61/MMBtu and quoted TFDE headline spot rates of $188,750 per day. The TFDE headline spot rate has subsequently fallen to $167,500 per day, however, achieving this rate is very much dependent on vessel position given market illiquidity.

Coming out of the seasonally quieter summer months in the northern hemisphere, the LNG carrier market has continued to be characterized by a relative lack of chartering liquidity. Both trading opportunities that rely on LNG carriers for floating storage capacity and periods of West-East arbitrage have been limited. Despite European gas storage reaching full capacity, concerns about security of supply have supported gas prices, leading to LNG being regasified rather than held in floating storage.

With Russian pipeline gas still off limits to the majority of Europe, importers have a limited buffer to the risk of natural gas demand spikes during winter weather events. In this context, exacerbated by LNG carrier positioning and recent constraints in the Panama Canal, there is an increased potential for volatility, regional arbitrage, and atypical trading and chartering activity if importers find themselves facing a gas shortage.

The ultimate outcome of the upcoming winter market is yet to be seen, but volatility in the LNG market is likely to be a significant feature in the coming months and years. This is especially true as more destination-flexible volumes enter the market, and energy traders play an increasingly prominent role.

Operational Review

CoolCo's fleet continued to perform well with a Q3 fleet utilization of 97.3% with the remaining covered by a ballast bonus, compared to 100% for the first half of the 2023. There are no drydocks planned for 2023, with the next drydock expected during the second quarter of 2024.

Subsequent to the Quarter, a ship management services customer has decided to transfer up to nine vessels for which CoolCo currently provides technical management to managers that solely provide ship management services over the course of 2024. This is not expected to materially impact CoolCo's earnings and we expect to incur some immaterial restructuring costs to adjust our operations in light of this change.

Business Development

On June 28, 2023, the Company announced that it had exercised its option to acquire the Newbuilds, Kool Tiger and Kool Panther from affiliates of EPS Ventures Ltd. (“EPS”). The Newbuilds are scheduled to be delivered from Hyundai Samho Heavy Industries ("HHI") in Korea in September and December of 2024. The two Newbuilds have been acquired for an amount of approximately $234 million per vessel. The initial option exercise price was $56.9 million per vessel, resulting in a total of $113.8 million paid to EPS on July 3, 2023.

In October 2023, the Company announced that it had entered into Sale and Leasebacks for the Newbuilds with Huaxia Financial Leasing Co. Ltd. The Sale and Leasebacks are on a fixed rate per day basis for 10 years, with extension options, an implied fixed interest rate just under 6% and a minimum loan-to-value of 80%, with potential for additional capacity contingent upon the terms of the charter employment that the Company anticipates securing in advance of the Newbuilds' deliveries. The Sale and Leaseback financing also offers pre-delivery financing of the Newbuilds.

CoolCo continues to be in discussions with multiple potential charterers seeking employment for the Newbuilds.

Financing and Liquidity

In July 2023, the Company announced that the syndicate of existing lenders in the $570 million bank facility approved a reduction of the interest rate margin from 225 basis points to 220 basis points after the Company achieved the sustainability criteria outlined in the loan agreement.

As of September 30, 2023, CoolCo had cash and cash equivalents of $152.2 million and total short and long-term debt, net of deferred finance charges, amounted to $1,045.3 million. Total Contractual Debt1 stood at $1,161.4 million, which comprised of $494.8 million in respect of the $570 million bank facility maturing in March 2027, $481.3 million in respect of the $520 million term loan facility, maturing in May 2029, and $185.3 million in respect of the two sale and leaseback facilities maturing in the first quarter of 2025 (Kool Ice and Kool Kelvin).

Overall, the Company’s interest rate on its debt is fixed or hedged for approximately 85% of the notional amount of debt, adjusting for existing cash on hand.

Corporate and Other Matters

As of September 30, 2023, CoolCo had 53,688,462 shares issued and outstanding. Of these, 31,254,390 shares (58.2%) were owned by EPS Ventures Ltd ("EPS") and 22,434,072 (41.8%) were publicly owned.

In line with the Company’s variable dividend policy, the Board has declared a Q3 dividend of $0.41 per ordinary share. The record date is December 7, 2023 and the dividend will be distributed to DTC-registered shareholders on or around December 15, 2023, while due to the implementation of the Central Securities Depositories Regulation in Norway, the dividend will be distributed to Euronext VPS-registered shareholders on or around December 20, 2023.

Outlook

Since the end of the Quarter, TTF has increased to $14.51/MMBtu and TFDE spot rates have increased to $167,500 per day.

In the coming years, the global supply of LNG is set to increase by more than 50% based on projects that have already reached Final Investment Decision ("FID"). At least 40 million tonnes per annum (mtpa) of capacity have reached FID in 2023 alone, equivalent to approximately 10% of total LNG production in 2022. To understand the current 51% orderbook-to-fleet ratio (by volume), it is critical to recognize that the orderbook has overwhelmingly been built based on long-term contracts to service new liquefaction facilities. The timing and quantity of their deliveries are intended to match the commencement of new production. Furthermore, to the extent that project development delays result in vessels delivering to their charterers before their intended startup time, we would expect to see a dynamic similar to that which has recently prevailed. In such a scenario, the market is sharply divided between charterers seeking to fill interim periods in the spot market and owners such as CoolCo, who are in a position to offer multi-year time charters. Numerous liquefaction projects are still under development in North America, the Middle East, and various other geographies. This supply is expected to meet gas demand arising from the continued strong and widespread desire to decarbonize both through complementing renewables with gas and gas substituting for the vast amounts of coal still being consumed.

Among LNG carriers currently on the water, the older, less efficient vessels in the charter market are expected to face growing competitive pressure over time, particularly among the steam turbine vessels that continue to make up over 30% of the global fleet by volume. The imposition of the International Maritime Organization's (IMO) carbon intensity indicator (CII) rules from the beginning of this year, as well as forthcoming European carbon pricing set to come into effect next year, are set to increase the relative advantage of modern, efficient TFDE and 2-stroke tonnage, such as those in the CoolCo fleet.

The limited supply of modern vessels available for time charter employment through the medium-term is concentrated among a small number of owners, including CoolCo. Given the improved bargaining position afforded by a combination of scarcity and concentration, such owners have remained focused primarily on longer-term charters that would bridge the period from now until the next wave of LNG supply is expected to arrive in 2026-2027. A newbuild vessel ordered today would have a lead time of approximately four years and a purchase price exceeding $260 million, limiting the likelihood of unforeseen newbuild tonnage during that period while providing support for the rate benchmark against which the overall fleet is priced.

[1] Net income includes mark-to market gain on interest rate swaps amounting to $9.7 million for Q3 2023, $16.7 million for Q2 2023 and $20.4 million for 9M 2023.
[2] Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

FORWARD LOOKING STATEMENTS

This press release and any other written or oral statements made by us in connection with this press release include forward-looking statements. All statements, other than statements of historical facts, that address activities and events that will, should, could, are expected to or may occur in the future are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements relating to our expectations on chartering and chartering strategy, outlook, expected results and performance, expected drydockings, delivery dates of newbuilds, dividends and dividend policy, expected growth in LNG supply, expected industry and business trends including expected trends in LNG demand and market trends, expected trends in LNG shipping capacity including expected scrapping and expected costs and timing for newbuilds, expected impacts to our restructuring costs due to our adjustments in operations, LNG vessel supply and demand, and factors impacting supply and demand of vessels such as CII and European carbon pricing backlog, rates and expected trends in charter and spot rates, expectations on rates for future charters, contracting, utilization (including expected revenue backlog), LNG vessel newbuild order-book, expected winter demand and volatility statements under “LNG Market Review” and “Outlook”, statements about our ship management business and other non-historical matters.

The forward-looking statements in this document are based upon management’s current expectations, estimates and projections. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including:

  our limited operating history under the CoolCo name;
  changes in demand in the LNG shipping industry, including the market for modern tri-fuel diesel electric (“TFDE”) vessels we acquired from Golar LNG Limited (the “Original Vessels”) and four vessels, comprising of two modern 2-stroke and two TFDE, acquired from Quantum Crude Tankers Ltd, an affiliate of EPS (the “Acquired Vessels”) (the Original Vessels and Acquired Vessels are collectively referred to as the “Vessels”);
  general LNG market conditions, including fluctuations in charter hire rates and vessel values;
  our ability to successfully employ our vessels and at attractive rates;
  changes in the supply of LNG vessels;
  our ability to procure or have access to financing and refinancing;
  our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
  potential conflicts of interest involving our significant shareholders;
  our ability to pay dividends;
  general economic, political and business conditions, including sanctions and other measures;
  changes in our operating expenses due to inflationary pressure and volatility of supply and maintenance including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
  fluctuations in foreign currency exchange and interest rates;
  vessel breakdowns and instances of loss of hire;
  vessel underperformance and related warranty claims;
  potential disruption of shipping routes and demand due to accidents, piracy or political events and/or instability, including the ongoing conflicts in the Middle East;
  compliance with, and our liabilities under, governmental, tax environmental and safety laws and regulations;
  information system failures, cyber incidents or breaches in security;
  adjustments in our ship management business and related costs;
  changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; and
  other risks indicated in the risk factors included in CoolCo’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the U.S. Securities and Exchange Commission.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

As a result, you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the interim unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the financial report for the three and nine months ended September 30, 2023, includes a fair review of important events that have occurred during the period and their impact on the interim unaudited condensed consolidated financial statements, the principal risks and uncertainties, and major related party transactions.

November 28, 2023
Cool Company Ltd.
Hamilton, Bermuda

Questions should be directed to:
c/o Cool Company Ltd - +44 207 659 1111

Richard Tyrrell - Chief Executive Officer	Cyril Ducau (Chairman of the Board)
John Boots - Chief Financial Officer	Antoine Bonnier (Director)
Mi Hong Yoon (Director)
Neil Glass (Director)
Peter Anker (Director)

COOL COMPANY LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended			For the nine months ended
	Jul-Sep 2023	Apr-Jun 2023	Jul-Sep 2022	Jan-Sep 2023	Jan-Sep 2022
(in thousands of $)	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)[1]	Successor (Consolidated)	Successor (Consolidated)[1]	Predecessor (Combined Carve-out)[2]
Time and voyage charter revenues	84,523	82,071	54,713	257,761	104,535	37,289
Vessel and other management fee revenues	3,860	3,757	3,684	10,993	3,684	6,167
Amortization of intangible assets and liabilities - charter agreements, net	4,518	4,488	7,434	13,110	14,504	—
Total operating revenues	92,901	90,316	65,831	281,864	122,723	43,456

Vessel operating expenses	(18,556)	(18,835)	(11,409)	(55,979)	(24,781)	(7,706)
Voyage, charter hire and commission expenses, net	(1,137)	(877)	(855)	(3,512)	(1,212)	(1,229)
Administrative expenses	(5,936)	(6,222)	(3,696)	(18,797)	(6,262)	(5,422)
Depreciation and amortization	(18,936)	(18,898)	(13,447)	(57,732)	(28,413)	(5,745)
Total operating expenses	(44,565)	(44,832)	(29,407)	(136,020)	(60,668)	(20,102)

Other operating income	—	—	—	—	—	4,374
Operating income	48,336	45,484	36,424	145,844	62,055	27,728

Other non-operating income	—	21	—	42,549	—	—

Financial income/(expense):
Interest income	2,176	2,791	330	6,484	389	4
Interest expense	(20,379)	(19,863)	(8,500)	(59,727)	(15,172)	(4,725)
Gains on derivative instruments	9,689	16,705	9,527	20,393	9,527	—
Other financial items, net	(605)	(414)	(868)	(1,411)	(2,227)	622
Financial income/(expense), net	(9,119)	(781)	489	(34,261)	(7,483)	(4,099)

Income before income taxes and non-controlling interests	39,217	44,724	36,913	154,132	54,572	23,629
Income taxes, net	(47)	(78)	(141)	(180)	(141)	(385)
Net income	39,170	44,646	36,772	153,952	54,431	23,244
Net (income)/loss attributable to non-controlling interests	(340)	344	(1,091)	(1,283)	(1,902)	(8,206)
Net income attributable to the Owners of Cool Company Ltd	38,830	44,990	35,681	152,669	52,529	15,038

Net income/(loss) attributable to:
Owners of Cool Company Ltd	38,830	44,990	35,681	152,669	52,529	15,038
Non-controlling interests	340	(344)	1,091	1,283	1,902	8,206
Net income	39,170	44,646	36,772	153,952	54,431	23,244

(1)

The commencement of operations and funding of CoolCo and the acquisition of its initial TFDE LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar LNG Limited ("Golar") was completed in a phased process. On January 26, 2022, CoolCo entered into various agreements (the "Vessel SPA") with Golar, as amended on February 25, 2022, pursuant to which CoolCo acquired all of the outstanding shares of nine of Golar’s wholly-owned subsidiaries on various dates in March and April 2022. Eight of these entities were each the registered or disponent owner or lessee of the following modern LNG carriers: Crystal, Ice, Bear, Frost, Glacier, Snow, Kelvin and Seal (disposed subsequently). The Cool Pool Limited was the entity responsible for the marketing of these LNG carriers. For CoolCo, for the three and nine month periods ended September 30, 2022, the successor period reflects the period beginning from January 27, 2022 with the closing of CoolCo’s Norwegian equity raise and the date CoolCo operations substantially commenced and were considered meaningful. Vessel SPA acquisition dates were staggered reflecting results, as the successor, from the date CoolCo obtained control of the respective vessel entities.

(2)	Predecessor period includes results derived from the carve-out of historical operations from Golar entities acquired by CoolCo as part of the Vessel SPA and ManCo SPA until the day before the staggered acquisition date per legal entity during the period beginning from January 1, 2022 to June 30, 2022.

COOL COMPANY LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	At September 30,	At December 31,
(in thousands of $)	2023	2022
		(Audited)
ASSETS
Current assets
Cash and cash equivalents	152,179	129,135
Restricted cash and short-term deposits	3,549	3,435
Intangible assets, net	2,158	5,552
Trade receivable and other current assets	10,483	6,225
Inventories	3,952	991
Total current assets	172,321	145,338

Non-current assets
Restricted cash	468	507
Intangible assets, net	8,654	8,315
Newbuildings	136,767	—
Vessels and equipment, net	1,715,429	1,893,407
Other non-current assets	26,130	10,494
Total assets	2,059,769	2,058,061

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	150,237	180,065
Trade payables and other current liabilities	114,622	98,524
Total current liabilities	264,859	278,589

Non-current liabilities
Long-term debt	895,101	958,237
Other non-current liabilities	94,051	105,722
Total liabilities	1,254,011	1,342,548

Equity
Owners' equity includes 53,688,462 common shares of $1.00 each, issued and outstanding	735,519	646,557
Non-controlling interests	70,239	68,956
Total equity	805,758	715,513

Total liabilities and equity	2,059,769	2,058,061

COOL COMPANY LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended
	Jan-Sep 2023		Jan-Sep 2022
(in thousands of $)	Successor (Consolidated)		Successor (Consolidated)	Predecessor (Combined Carve-out)
Operating activities
Net income	153,952		54,431	23,244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	57,732		28,413	5,745
Amortization of intangible assets and liabilities arising from charter agreements, net	(13,110)		(14,504)	—
Amortization of deferred charges and fair value adjustments	3,228		1,584	1,588
Gain on sale of Golar Seal vessel	(42,549)		—	—
Drydocking expenditure	(4,372)		—	—
Compensation cost related to share-based payment	1,792		67	238
Change in fair value of derivative instruments	(13,043)		(9,527)	—
Changes in assets and liabilities:
Trade accounts receivable	(4,294)		(790)	(117)
Inventories	(2,961)		(4)	—
Other current and other non-current assets	(4,098)		3,262	(7,226)
Amounts (due to) / from related parties	(1,270)		3,583	1,252
Trade accounts payable	22,476		(574)	(400)
Accrued expenses	(6,123)		5,764	(180)
Other current and non-current liabilities	1,935		(6)	2,957
Net cash provided by operating activities	149,295		71,699	27,101

Investing activities
Additions to vessels and equipment	(147,792)		—	—
Proceeds on sale of vessel	184,300		—	—
Additions to intangible assets	(997)		—	—
Consideration for acquisition of vessels and management entities	—		(218,276)	—
Net cash provided by / (used in) investing activities	35,511		(218,276)	—

Financing activities
Proceeds from short-term and long-term debt	70,000		570,000	—
Repayments of short-term and long-term debt	(164,296)		(57,507)	(498,832)
Repayments of Parent's funding	—		—	(136,351)
Financing arrangement fees and other costs	(1,892)		(6,569)	—
(Repayments to) / contributions from CoolCo in connection with acquisition, net of equity proceeds	—		(581,072)	581,072
Net proceeds from equity raise	—		269,547	—
Cash dividends paid	(65,499)		—	—
Net cash used in / (provided by) financing activities	(161,687)		194,399	(54,111)

Net increase / (decrease) in cash, cash equivalents and restricted cash	23,119	—	47,822	(27,010)
Cash, cash equivalents and restricted cash at beginning of period	133,077		50,892	77,902
Cash, cash equivalents and restricted cash at end of period	156,196	—	98,714	50,892

COOL COMPANY LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the nine months ended September 30, 2023
(in thousands of $, except number of shares)	Number of common shares	Owners’ Share Capital	Additional Paid-in Capital(1)	Retained Earnings	Owners' Equity	Non- controlling Interests	Total Equity
Consolidated successor balance at December 31, 2022 (Audited)	53,688,462	53,688	507,127	85,742	646,557	68,956	715,513
Net income	—	—	—	152,669	152,669	1,283	153,952
Share based payments contribution	—	—	1,792	—	1,792	—	1,792
Dividends	—	—	—	(65,499)	(65,499)	—	(65,499)
Consolidated successor balance at September 30, 2023	53,688,462	53,688	508,919	172,912	735,519	70,239	805,758
		For the nine months ended September 30, 2022
(in thousands of $, except number of shares)	Number of common shares	Parent’s / Owners’ Share Capital	Contributed/ Additional Paid-in Capital (1)	Retained (Deficit) / Earnings	Total Parent's / Owners' Equity	Non- controlling Interests	Total Equity
Combined carve-out predecessor balance at December 31, 2021 (Audited)	1,010,000	1,010	779,852	(212,305)	568,557	174,498	743,055
Net income	—	—	—	15,038	15,038	8,206	23,244
Share based payments contribution	—	—	238	—	238	—	238
Deconsolidation of lessor VIEs	—	—	—	—	—	(115,412)	(115,412)
Combined carve-out predecessor balance upon disposal	1,010,000	1,010	780,090	(197,267)	583,833	67,292	651,125
Cancellation of Parent's equity	(1,000,000)	(1,000)	(780,090)	197,267	(583,823)	—	(583,823)
Combined carve-out equity balance prior to acquisition	10,000	10	—	—	10	67,292	67,302
Consolidated successor balance upon acquisition	10,000	10	—	—	10	—	10
Issuance of shares from private placement	27,500,000	27,500	239,393	—	266,893	—	266,893
Issuance of shares to Golar	12,500,000	12,500	115,393	—	127,893	—	127,893
Recognition of non-controlling interest upon acquisition	—	—	—	—	—	67,292	67,292
Fair value adjustment in relation to acquisition	—	—	—	—	—	(95)	(95)
Net income	—	—	—	52,529	52,529	1,902	54,431
Share based payments contribution	—	—	67	—	67	—	67
Consolidated successor balance at September 30, 2022	40,010,000	40,010	354,853	52,529	447,392	69,099	516,491
(1) Additional paid-in capital refers to the amounts of capital contributed or paid-in over and above the par value of the Company's issued share capital.

APPENDIX A - NON-GAAP FINANCIAL MEASURES AND DEFINITIONS

Non-GAAP Financial Metrics Arising from How Management Monitors the Business

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation and discussion contain references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with US GAAP, and the financial results calculated in accordance with US GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles, measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance Measures
Adjusted EBITDA	Net income

'+/- Other non-operating income

+/- Net financial expense, representing: Interest income, Interest expense, Gains/(Losses) on derivative instruments and Other financial items, net

+/- Income taxes, net

+ Depreciation and amortization

- Amortization of intangible assets and liabilities - charter agreements, net

Increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of other non-operating income, depreciation, amortization of intangible assets and liabilities -charter agreements, net, financing and tax items.

Average daily TCE	Time and voyage charter revenues	- Voyage, charter hire and commission expenses, net The above total is then divided by calendar days less scheduled off-hire days.

- Measure of the average daily net revenue performance of a vessel.

- Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

- Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity measures
Total Contractual Debt	Total debt (current and non-current), net of deferred finance charges	+ VIE Consolidation and fair value adjustments upon acquisition + Deferred Finance Charges

We consolidate two lessor VIEs for our sale and leaseback facilities (for the vessels Ice and Kelvin). This means that on consolidation, our contractual debt is eliminated and replaced with the Lessor VIEs’ debt.

Contractual debt represents our actual debt obligations under our various financing arrangements before consolidating the Lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations.

Total Company Cash	CoolCo cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	- VIE restricted cash and short-term deposits (current and non-current)

We consolidate lessor VIEs for our sale and leaseback facilities. This means that on consolidation, we include restricted cash held by the lessor VIEs.

Total Company Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIEs.

Management believes that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

Reconciliations - Performance Measures

Adjusted EBITDA

	For the three months ended
	Jul-Sep 2023	Apr-Jun 2023	Jul-Sep 2022
(in thousands of $)	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)
Net income	39,170	44,646	36,772
Other non-operating income	—	(21)
Interest income	(2,176)	(2,791)	(330)
Interest expense	20,379	19,863	8,500
Gains on derivative instruments	(9,689)	(16,705)	(9,527)
Other financial items, net	605	414	868
Income taxes, net	47	78	141
Depreciation and amortization	18,936	18,898	13,447
Amortization of intangible assets and liabilities - charter agreements, net	(4,518)	(4,488)	(7,434)
Adjusted EBITDA	62,754	59,894	42,437
	For the nine months ended
	Jan-Sep 2023	Jan-Sep 2022
(in thousands of $)	Successor (Consolidated)	Successor (Consolidated)[1]	Predecessor (Combined Carve-out)[2]
Net income	153,952	54,431	23,244
Other non-operating income	(42,549)	—	—
Interest income	(6,484)	(389)	(4)
Interest expense	59,727	15,172	4,725
Gains on derivative instruments	(20,393)	(9,527)	—
Other financial items, net	1,411	2,227	(622)
Income taxes, net	180	141	385
Depreciation and amortization	57,732	28,413	5,745
Amortization of intangible assets and liabilities - charter agreements, net	(13,110)	(14,504)	—
Adjusted EBITDA	190,466	75,964	33,473

Average daily TCE

	For the three months ended
	Jul-Sep 2023	Apr-Jun 2023	Jul-Sep 2022
(in thousands of $, except number of days and average daily TCE)	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)
Time and voyage charter revenues	84,523	82,071	54,713
Voyage, charter hire and commission expenses, net	(1,137)	(877)	(855)
	83,386	81,194	53,858
Calendar days less scheduled off-hire days	1,012	1,001	736
Average daily TCE (to the closest $100)	$82,400	$81,100	$73,200
	For the nine months ended
	Jan-Sep 2023	Jan-Sep 2022
(in thousands of $, except number of days and average daily TCE)	Successor (Consolidated)	Successor (Consolidated)[1]	Predecessor (Combined Carve-out)[2]
Time and voyage charter revenues	257,761	104,535	37,289
Voyage, charter hire and commission expenses, net	(3,512)	(1,212)	(1,229)
	254,249	103,323	36,060
Calendar days less scheduled off-hire days	3,084	1,553	631
Average daily TCE (to the closest $100)	$82,400	$66,500	$57,100
(1)

The commencement of operations and funding of CoolCo and the acquisition of its initial TFDE LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar LNG Limited ("Golar") was completed in a phased process. On January 26, 2022, CoolCo entered into various agreements (the "Vessel SPA") with Golar, as amended on February 25, 2022, pursuant to which CoolCo acquired all of the outstanding shares of nine of Golar’s wholly-owned subsidiaries on various dates in March and April 2022. Eight of these entities are each the registered or disponent owner or lessee of the following modern LNG carriers: Crystal, Ice, Bear, Frost, Glacier, Snow, Kelvin and Seal (disposed subsequently). The Cool Pool Limited was the entity responsible for the marketing of these LNG carriers. For CoolCo, for the three and six month periods ended June 30, 2022, the successor period reflects the period beginning from January 27, 2022 with the closing of CoolCo’s Norwegian equity raise and the date CoolCo operations substantially commenced and were considered meaningful. Vessel SPA acquisition dates were staggered reflecting results, as the successor, from the date CoolCo obtained control of the respective vessel entities.

(2)

Predecessor period includes results derived from the carve-out of historical operations from Golar entities acquired by CoolCo as part of the Vessel SPA and ManCo SPA until the day before the staggered acquisition date per legal entity during the period beginning from January 1, 2022 to June 30, 2022.

Reconciliations - Liquidity measures

Total Contractual Debt

(in thousands of $)	At September 30, 2023	At December 31, 2022
Total debt (current and non-current) net of deferred finance charges	1,045,338	1,138,302
Add: VIE consolidation and fair value adjustments	109,958	106,829
Add: Deferred finance charges	6,057	6,186
Total Contractual Debt	1,161,353	1,251,317

Total Company Cash

(in thousands of $)	At September 30, 2023	At December 31, 2022
Cash and cash equivalents	152,179	129,135
Restricted cash and short-term deposits	4,017	3,942
Less: VIE restricted cash	(3,549)	(3,435)
Total Company Cash	152,647	129,642

Other definitions

Contracted Revenue Backlog

Contracted revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Contracted revenue backlog is not intended to represent adjusted EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement to and not a substitute for our US GAAP measures of performance.

This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.

Contacts

Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com